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ACA Capital Holdings, Inc.
140 Broadway
New York, New York 10005

June 29, 2007

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

  RE:
  ACA Capital Holdings, Inc.
  Registration Statement on Form S-1
  File No. 333-143745

Ladies and Gentlemen:

        Pursuant to Rule 477 under the Securities Act of 1933, as amended, ACA Capital Holdings, Inc. (the "Company") hereby requests that its Registration Statement on Form S-1 (File No. 333-143745), filed on June 14, 2007 (the "Registration Statement"), be withdrawn, with such application to be approved effective as of the date hereof or at the earliest practical date thereafter.

        The Company requests withdrawal of the Registration Statement due to market conditions. The Registration Statement has not been declared effective and no securities have been sold in connection with the offering.

        If you have any questions or require further information, please contact the undersigned at (212) 375-2000 or Valerie Ford Jacob or Stuart Gelfond of Fried, Frank, Harris, Shriver & Jacobson LLP, the Company's outside counsel, at (212) 859-8000.

Very truly yours,

ACA Capital Holdings, Inc.

By:	/s/ ALAN S. ROSEMAN Name: Alan S. Roseman Title: President and Chief Executive Officer
cc:
Valerie Ford Jacob, Esq. (Fried, Frank, Harris, Shriver & Jacobson LLP)
Stuart Gelfond, Esq. (Fried, Frank, Harris, Shriver & Jacobson LLP)

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ACA Capital Holdings, Inc. 140 Broadway New York, New York 10005